Exhibit 99.1

Regulatory Announcement

Kofax Limited Director/PDMR Shareholding

Irvine, CA, March 19, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced that it was notified March 17, 2014 by Non-executive Chairman, Greg Lock, in accordance with DTR 3.1.2, that on March 12, 2014, he transferred 63,000 Kofax common shares at no cost to The Greg & Rosie Lock Charitable Foundation Trust, a charitable trust and registered UK charity, for which Mr. Lock is a trustee.

Following this transaction, Greg Lock beneficially holds 700,000 common shares in the company, representing 0.72% of the issued share capital of the company. In addition, 75,000 common shares are separately held by The Greg & Rosie Lock Charitable Foundation Trust, Greg Lock has shared voting and dispositive power over such shares as a co-trustee.

For further information, please contact:

Media Contact:	Investor Contacts:

Colleen Edwards	MKR Group Inc.
Vice President, Corporate Communications	Todd Kehrli
+1 (949) 783-1582	+1 (323) 468-2300
colleen.edwards@kofax.com	kfx@mkr-group.com

FTI Consulting
Sophie McMillan
+44 (0) 20 7831 3113
kofax@fticonsulting.com

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

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Source: RNS Kofax Limited